UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-17232
CUSIP NUMBER:	303039 200

(Check One):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	September 30, 2011

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

FACT CORPORATION
Full Name of Registrant

Former Name if Applicable

11 Railroad Place
Address of Principal Executive Office (Street and Number)

Belleville NJ 07109
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-Q for the period ended September 30, 2011 will not be submitted by the deadline due to a situation where the workload exceeds available personnel. Certain events and activities during and subsequent to the end of the reporting period required the reallocation of time normally used for the preparation of the report. The Registrant’s independent auditors will also not be able to complete their review of the financial statements prior to November 14, 2011.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	JACQUELINE DANFORTH	403	693-8004
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Yes [X] No [ ]
As a result of its ongoing operations, it is expected that the Company will report earned gross revenues from sales of functional bakery premixes and natural supplement products during the nine months ended September 30, 2011 of approximately $1,682,000 (with no income reported as rental income during the period) as compared to $557,527 in gross revenues (net of $47,198 reported as rental income) from sales across the same category in the same period in the previous year. Gross profit for the period ended September 30, 2011 is expected to total approximately $310,000 as compared to gross profit of $165,126 in the prior nine month period. The increase in revenues is primarily attributable to a new key customer account and new sales in the natural supplements division.

It is expected that the Company’s total operating expenses will be approximately $944,000 for this current nine month period compared to $835,876  in the same nine month period last year. The increase in operating expenses can be almost entirely attributed to an increase in marketing expenses and an increase in general and administrative expenses as a result of the increased operations of the Company.    In addition it is expected the Company will report a substantial increase to interest expenses as a result of the settlement by way of shares of common stock of the Company for approximately $2,900,000 in loans and accounts payable during the current period, with no similar expense during the nine month period ended September 30, 2010.   The interest expense recorded for the current nine month period, including accrued interest and the interest expense recorded as a result of the difference between the settlement value of the shares issued to retire debt and the fair market value of the settlement shares on the date of issue is expected to total approximately $1,165,000 as compared to $127,569 in accrued interest during the nine month period ended September 30, 2010.   The Company expects to offset losses during the nine month period ended September 30, 2011 with a gain from the forgiveness of debt totaling approximately  $127,900, as compared to $12,276 recorded during the same nine months in the prior fiscal year.

It is expected that the Company will incur a net loss of approximately $1,670,000 for this  nine month period compared to a net loss of $786,043 in the same nine month period last year.

FACT CORPORATION
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 14, 2011	By:	/s/ Jacqueline Danforth
		Name:	Jacqueline Danforth
		Title:	President

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).